PNG Ventures, Inc.
5310 Harvest Hill Road, Suite 229
Dallas, Texas 75230
Telephone: (214) 613-0220 • Facsimile: (214) 613-0230

November 6, 2009

United States Securities and Exchange Commission

Attn:       Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

RE:           PNG Ventures Inc. Response to SEC Comment letter dated October 29, 2009

Mr. Wojciechowski,

The Company is in receipt of your October 29, 2009 Comment Letter in respect of its Form 10-K filed April 15, 2009 and Form 10-Q filed August 13, 2009. Thank you for your review and comments.

The Company is giving your Comment Letter the careful consideration it merits and formulating a formal response. We are gathering additional archival data to support a more detailed response to certain points you raised. Accordingly, we expect to file a reply on or before November 20, 2009, after consulting with our audit firm and counsel.

Sincerely,

/s/ Richard A. Rychlik
Richard A. Rychlik
VP, Principal Accounting Officer

CC:          Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance